                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                AMENDMENT NO. 20

                                   ICO, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)



                     COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                   449293109
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                                DAVID M.  GERST
                                   ICO, INC.
                         11490 WESTHEIMER, SUITE 1000
                             HOUSTON, TEXAS 77077
                                (281) 721-4200
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JUNE 7, 2001
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 449293109

(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Dr. Al O. Pacholder
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
          ----------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)           Sole Voting Power                              252,955
--------------------------------------------------------------------------------
(8)           Shared Voting Power                            807,270
--------------------------------------------------------------------------------
(9)           Sole Dispositive Power                         252,955
--------------------------------------------------------------------------------
(10)          Shared Dispositive Power                       807,270
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,060,225
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     4.7%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Sylvia A. Pacholder
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)           Sole Voting Power                              162,691
--------------------------------------------------------------------------------
(8)           Shared Voting Power                            807,270
--------------------------------------------------------------------------------
(9)           Sole Dispositive Power                         162,691
--------------------------------------------------------------------------------
(10)          Shared Dispositive Power                       807,270
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     969,961
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     4.3%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Robin E. Pacholder
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
          ----------------------------------------------------------------------

     (b)  [   ]
          ----------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                              86,336
--------------------------------------------------------------------------------
(8)            Shared Voting Power                            0
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                         86,336
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     86,336
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     Less than 1%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     William J. Morgan
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                             82,000
--------------------------------------------------------------------------------
(8)            Shared Voting Power                           807,270
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                        82,000
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                      807,270
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     889,270
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     3.9%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Pacholder Associates, Inc., Tax I.D.  #31-1089398
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only



(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     Ohio corporation
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                             0
--------------------------------------------------------------------------------
(8)            Shared Voting Power                           807,207
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                        0
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                      807,270
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     807,270
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     3.5%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IA
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     William C. Willoughby
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                             820,309
--------------------------------------------------------------------------------
(8)            Shared Voting Power                           0
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                        820,309
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                      0
--------------------------------------------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     869,702
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     3.8%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Peggy S. Willoughby
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------


--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                             663,246
--------------------------------------------------------------------------------
(8)            Shared Voting Power                           149,139
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                        663,246
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                      149,939
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,694,929
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     7.4%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     William E. Willoughby
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)           Sole Voting Power                            1,540,790
--------------------------------------------------------------------------------
(8)           Shared Voting Power                          149,139
--------------------------------------------------------------------------------
(9)           Sole Dispositive Power                       1,540,790
--------------------------------------------------------------------------------
(10)          Shared Dispositive Power                     149,139
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,694,929
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     7.5%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Regina S. Willoughby
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                              76,393
--------------------------------------------------------------------------------
(8)            Shared Voting Power                            0
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                         76,393
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     896,702
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     4.0%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Catherine Willoughby Stephens
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                             243,865
--------------------------------------------------------------------------------
(8)            Shared Voting Power                           0
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                        243,865
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                      0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     250,623
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     1.1%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Walter L. Leib
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
     ---------------------------------------------------------------------------

(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds

     00
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------------------
(7)            Sole Voting Power                             91,405
--------------------------------------------------------------------------------
(8)            Shared Voting Power                           0
--------------------------------------------------------------------------------
(9)            Sole Dispositive Power                        91,405
--------------------------------------------------------------------------------
(10)           Shared Dispositive Power                      0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     91,405
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     Less than 1%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     ---------------------------------------------------------------------------

                               INTRODUCTORY NOTE


     This Amendment No. 20 to Schedule 13D is being filed on behalf of the individuals and entities listed on the cover pages to supplement and amend certain information set forth in Schedule 13D relating to securities of ICO, Inc. ("ICO"), originally filed on June 13, 1988, and as amended from time to time (as so amended, the "Original Statement"), with respect to no par value common stock ("Common Stock") of ICO. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement. Unless amended or restated, the Original Statement remains in effect.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is supplemented as follows:

     Dr. Al O. Pacholder ("Pacholder") filed the Original Statement as a member of a group in connection with a voting agreement (the "Agreement") to which he is a party.

     On May 14, 2001, Pacholder amended the Original Statement to reflect his status as a member of another group consisting of Pacholder, David M. Gerst, and Jon C. Biro who are the officers and directors of the newly formed PBG Acquisition Corporation, a Texas corporation ("PBG") which made a proposal to the Company's Board of Directors to acquire all of the outstanding capital stock of the Company.

     The Company's Board of Directors adopted a resolution providing that the Agreement be terminated (attached hereto as Exhibit 1 and incorporated herein by reference). The number of shares beneficially owned by Pacholder covered by this Amendment do not include those shares which were previously subject to the Agreement. Additionally, subsequent to the termination of the Agreement, each member of the Pacholder Group (defined below) has a beneficial ownership of less than 5% of the Company's outstanding capital stock.

     On June 7, 2001, the Company entered into termination agreements (collectively, the "Termination Agreements") (attached hereto as Exhibits 2-6 and incorporated herein by reference) with the following officers or employees of the Company and/or its affiliates: Pacholder, Chairman and Chief Financial Officer; Sylvia A. Pacholder, President and Chief Executive Officer; Robin E. Pacholder, Senior Vice President and President of Wedco, North America; David M. Gerst, Senior Vice President and General Counsel; and Tom D. Pacholder, Senior Vice President-Corporate Administration of Wedco, Inc. (each a member of, and collectively, the "Pacholder Group").

     Under the terms of the Termination Agreements, the Company terminated each member of the Pacholder Group from all of their respective positions with the Company and its affiliates or subsidiaries (except any positions held in Pacholder Associates, Inc. or the Pacholder High Yield Fund). In addition, the Company accepted the resignations of Pacholder and Sylvia A Pacholder as directors of the Company. The Company then elected the following individuals to the offices set forth next to their name: John Williamson, Chairman of the Board of Directors; Timothy J. Gollin, President and Chief Executive Officer, and Christopher N. O'Sullivan, Vice Chairman and Chief Financial Officer. Messrs. Gollin and O'Sullivan have also been appointed to the Company's Board of Directors.

     On June 5, 2001, a Standstill Agreement (attached hereto as Exhibit 7 and incorporated herein by reference) was entered into between the Pacholder Group, Pacholder Associates, Inc. and Travis Street Partners, LLC. Under the terms of the Standstill Agreement, no member of the Pacholder Group, among other things,
(i) will or will permit any entity under the control of such member to directly or indirectly solicit proxies with respect to any of the Company's securities entitled to vote for directors ("Voting Securities"); (ii) will acquire directly or indirectly ownership of Voting Securities, except upon the exercise of vested stock options held by members of the Pacholder Group as of June 5, 2001, or the Company's 10-3/8% Senior Notes dues 2007; (iii) will join any group for the purpose of acquiring, holding, voting or disposing of Voting Securities; or (iv) will initiate or induce any other party to initiate any proposal or tender offer to acquire any Voting Securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

 1.     Board Resolution Terminating the Agreement

 2. Termination Agreement by and between Asher O. Pacholder and ICO, Inc., effective as of June 7, 200l.

 3. Termination Agreement by and between Sylvia A. Pacholder and ICO, Inc., effective as of June 7, 200l.

 4. Termination Agreement by and between Robin E. Pacholder and ICO, Inc., effective as of June 7, 2001.

 5. Termination Agreement by and between David M. Gerst and ICO, Inc., effective as of June 7, 200l

 6. Termination Agreement by and between Tom D. Pacholder, ICO, Inc. and Wedco, Inc., a New Jersey corporation and wholly-owned subsidiary of ICO, Inc., effective as of June 7, 2001.

 7.     Standstill Agreement dated as of June 5, 200l.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2001        /s/ Dr. Al O. Pacholder
                             _________________________________________________
                              Dr. Al O. Pacholder,
                              Individually and As Attorney-in-Fact for:

                              Sylvia A. Pacholder
                              Robin E. Pacholder
                              William J. Morgan
                              Pacholder Associates, Inc.
                              William E. Willoughby
                              Peggy S. Willoughby
                              William C. Willoughby
                              Regina S. Willoughby
                              Catherine Willoughby Stephens
                              Walter L. Leib

                                 EXHIBIT INDEX


EXHIBIT
  NO.     DESCRIPTION
-------   -----------

 1.       Board Resolution Terminating the Agreement

 2. Termination Agreement by and between Asher O. Pacholder and ICO, Inc., effective as of June 7, 200l.

 3. Termination Agreement by and between Sylvia A. Pacholder and ICO, Inc., effective as of June 7, 200l.

 4. Termination Agreement by and between Robin E. Pacholder and ICO, Inc., effective as of June 7, 2001.

 5. Termination Agreement by and between David M. Gerst and ICO, Inc., effective as of June 7, 200l

 6. Termination Agreement by and between Tom D. Pacholder, ICO, Inc. and Wedco, Inc., a New Jersey corporation and wholly-owned subsidiary of ICO, Inc., effective as of June 7, 2001.

 7.       Standstill Agreement dated as of June 5, 200l.